UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

(Commission File No. 001-41157)

BIONOMICS LIMITED

(Translation of registrant’s name into English)

200 Greenhill Road

Eastwood SA 5063

Tel: +618 8150 7400

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The Company has filed a Notice of Meeting in regard to its Annual General Meeting to be held in Australia on November 16, 2022, in addition to the Annual General Meeting Proxy Form and an Appendix 3B for the proposed issue of securities, with the Australian Securities Exchange (ASX), as required by the laws and regulations of Australia. Those documents are furnished herewith as Exhibit 99.1 to 99.3 to this report on Form 6-K.

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EXHIBIT INDEX

Exhibit	Description
99.1	Notice of Annual General Meeting and Explanatory Statement
99.2	Annual General Meeting Proxy Form
99.3	ASX Appendix 3B -Proposed issue of securities

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Bionomics Limited
(Registrant)

By:	/s/ Errol De Souza
Name:	Errol De Souza, Ph.D.
Title:	Executive Chairman

Date: October 18, 2022

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